FinTron Invest, LLC
Statements of Cash Flows
(Unaudited)

	Year Ended January 31, 2020	Year Ended January 31, 2019
Cash flows from operating activities:		
Net loss	$ (175,406)	$ (48,152)
Changes in operating assets and liabilities:		
Prepaid subscription	(4,000)	-
Accounts Payable	9,000	-
Net cash used in operating activities	(170,406)	(48,152)
Cash flows from investing activities		
Purchase of equipment and software	(5,000)	-
Net cash used in investing activities	(5,000)	-
Cash flows from financing activities:		
Members' capital contribution	219,000	38,150
Proceeds from related party loan	30,000	-
Net cash provided by financing activities	249,000	38,150
Net cash increase for period	73,594	(10,002)
Cash at beginning of period	1,511	11,513
Cash at end of year	$ 75,105	$ 1,511

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$ -	$ -
Interest	$ -	$ -